October 24, 2019

Thomas Long
Chief Financial Officier
Energy Transfer LP
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

       Re: Energy Transfer LP
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-32740

Dear Mr. Long:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services